Exhibit 99.1

THIRD QUARTER 2021

EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS THIRD QUARTER 2021 RESULTS

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q3 2021 Report to Shareholders and Supplementary Financial Information are available at: http://www.rbc.com/investorrelations.

Net Income $4.3 Billion Up 34% YoY	Diluted EPS[1] $2.97 Up 35% YoY	PCL[2] $(540) Million PCL on loans ratio down 23 bps[3] QoQ	ROE[4] 19.6% Up from 15.7% last year	CET1 Ratio 13.6% Well above regulatory requirements

TORONTO, August 25, 2021 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $4.3 billion for the quarter ended July 31, 2021, up $1.1 billion or 34% from the prior year. Diluted EPS was $2.97, up 35% over the same period. Our results this quarter included releases of provisions on performing loans of $638 million mainly driven by improvements in our credit quality and macroeconomic outlook as compared to provisions of $280 million taken in the prior year due to the evolving impact of the COVID-19 pandemic. Earnings in Personal & Commercial Banking, Capital Markets and Wealth Management were up from last year, largely due to the favourable impact of lower provisions. Higher results in Insurance and Investor & Treasury Services also contributed to the increase.

Pre-provision, pre-tax earnings5 of $5.0 billion were up 6% from a year ago, mainly reflecting strong client-driven growth in volumes and fee-based assets, constructive markets, record investment banking revenue and well-controlled discretionary expenses, partially offset by the impact of low interest rates, lower trading revenue and higher variable compensation on improved results.

Compared to last quarter, net income was up $281 million with higher results in Personal & Commercial Banking, Capital Markets, Wealth Management, and Insurance. These results were partially offset by lower earnings in Investor & Treasury Services.

The PCL on loans ratio of (28) bps was down 23 bps from last quarter primarily due to lower provisions in Personal & Commercial Banking and Capital Markets. The PCL on impaired loans ratio of 8 bps decreased 3 bps from last quarter.

Our capital position remained robust, with a Common Equity Tier 1 (CET1) ratio of 13.6% supporting strong client-driven volume growth and $1.5 billion in common share dividends paid.

”Guided by our Purpose, RBC continued to deliver on our commitment of providing long-term, sustainable value to our clients, communities and shareholders. Our diversified businesses and disciplined approach to risk and cost management underpinned our results, supported by the significant investments we’ve made in technology and talent to fuel our momentum and deliver differentiated value to those we serve. We remain cautiously optimistic about the macroeconomic outlook and focused on supporting clients and communities through the ongoing recovery.”

– Dave McKay, RBC President and Chief Executive Officer

Q3 2021 Compared to Q3 2020	• Net income of $4,296 million • Diluted EPS of $2.97 • ROE of 19.6% • CET1 ratio of 13.6%	h 34% h 35% h 390 bps h 160 bps

Q3 2021 Compared to Q2 2021	• Net income of $4,296 million • Diluted EPS of $2.97 • ROE of 19.6% • CET1 ratio of 13.6%	h 7% h 8% h 20 bps h 80 bps

YTD 2021 Compared to YTD 2020	• Net income of $12,158 million • Diluted EPS of $8.39 • ROE of 19.2%	h 48% h 50% h 560 bps

1	Earnings per share (EPS).
2	Provision for credit losses (PCL).
3	Basis points (bps).
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Return on equity (ROE). This measure does not have a standardized meaning under generally accepted accounting principles (GAAP). For further information, refer to the Key Performance and Non-GAAP measures section on page 3 of this Earnings Release.

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Pre-provision, pre-tax earnings is calculated as income (Q3 2021: $4,296 million; Q3 2020: $3,201 million) before income taxes (Q3 2021: $1,276 million; Q3 2020: $879 million) and PCL (Q3 2021: -$540 million; Q3 2020: $675 million). This is a Non-GAAP measure. For further information, refer to the Key Performance and Non-GAAP measures section on page 3 of this Earnings Release.

Personal & Commercial Banking

Net income of $2,113 million increased $746 million or 55% from a year ago, primarily attributable to lower PCL. Pre-provision, pre-tax earnings6 of $2,653 million were up 12% from a year ago, mainly reflecting strong average volume growth of 9% (+10% in deposits and +8% in loans) in Canadian Banking and higher average balances driving higher mutual fund distribution fees, partially offset by lower spreads. Also, we generated positive operating leverage of 6.3% while continuing to invest in the business.

Compared to last quarter, net income increased $205 million or 11%, primarily due to lower PCL. The impact of three additional days in the current quarter and average volume growth of 2% in Canadian Banking also contributed to the increase. These factors were partially offset by lower spreads and higher staff-related costs.

Wealth Management

Net income of $738 million increased $176 million or 31% from a year ago, mainly due to higher average fee-based client assets reflecting market appreciation and net sales. Average volume growth and lower PCL also contributed to the increase. These factors were partially offset by higher variable compensation as well as the impact of lower spreads.

Compared to last quarter, net income increased $47 million or 7%, mainly due to higher average fee-based client assets reflecting market appreciation and net sales, and average volume growth. These factors were partially offset by higher variable compensation, lower transactional revenue mainly driven by client activity, and lower spreads.

Insurance

Net income of $234 million increased $18 million or 8% from a year ago, primarily due to the impact of new longevity reinsurance contracts, lower claims costs and the favourable impact of actuarial adjustments. These factors were partially offset by the impact of realized investment gains in the prior year.

Compared to last quarter, net income increased $47 million or 25%, primarily due to higher new longevity reinsurance contracts.

Investor & Treasury Services

Net income of $88 million increased $12 million or 16% from a year ago, primarily driven by higher funding and liquidity revenue as the prior year reflected unfavourable impacts from interest rate movements and a heightened impact from elevated enterprise liquidity. This was partially offset by lower client deposit revenue largely driven by margin compression, and higher technology-related costs.

Compared to last quarter, net income decreased $32 million or 27%, mainly driven by lower funding and liquidity revenue reflecting lower gains from the disposition of investment securities, higher technology-related costs, and a favourable sales tax adjustment in the prior quarter.

Capital Markets

Net income of $1,129 million increased $180 million or 19% from a year ago, primarily driven by lower PCL and record Corporate and Investment Banking revenue. These factors were partially offset by lower revenue in Global Markets as the prior year benefitted from elevated client activity.

Compared to last quarter, net income increased $58 million or 5% mainly due to lower PCL and lower compensation on decreased revenue. These factors were partially offset by lower equity and fixed income trading revenue across most regions driven by reduced client activity.

Capital, Liquidity and Credit Quality

Capital – As at July 31, 2021, our CET1 ratio was 13.6%, up 80 bps from last quarter, primarily due to a decrease in risk-weighted assets (RWA) reflecting the impact of model parameter updates, as well as internal capital generation, partially offset by increases in RWA largely driven by business growth.

RWA decreased by $12.6 billion, mainly driven by the impact of model parameter updates to increase the threshold for determining small business clients subject to retail capital treatment, as permitted under regulatory capital requirements, and to recalibrate probability of default parameters for the remaining borrowers in our wholesale portfolio. These factors were partially offset by business growth primarily in wholesale lending, including loan underwriting commitments, residential mortgages and personal lending, and an

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Pre-provision, pre-tax earnings is calculated as income (Q3 2021: $2,113 million; Q3 2020: $1,367 million) before income taxes (Q3 2021: $719 million; Q3 2020: $469 million) and PCL (Q3 2021: -$179 million; Q3 2020: $527 million). This is a Non-GAAP measure. For further information, refer to the Key Performance and Non-GAAP measures section on page 3 of this Earnings Release.

increase in stressed value-at-risk multipliers reflecting the unwinding of temporary measures introduced by the Office of the Superintendent of Financial Institutions in response to the COVID-19 pandemic.

Liquidity – For the quarter ended July 31, 2021, the average Liquidity Coverage Ratio (LCR) was 125%, which translates into a surplus of approximately $69.2 billion, compared to 133% and a surplus of approximately $89.6 billion in the prior quarter. Average LCR decreased from the prior quarter primarily due to growth in retail and wholesale loans, partially offset by continued growth in client deposits.

The Net Stable Funding Ratio (NSFR) as at July 31, 2021 was 116%, which translates into a surplus of approximately $110.4 billion, compared to 118% and a surplus of approximately $119.0 billion in the prior quarter. NSFR decreased from the prior quarter primarily due to growth in retail and wholesale loans and an increase in on-balance sheet securities, partially offset by continued growth in client deposits.

Credit Quality

Q3 2021 vs. Q3 2020

Total PCL was $(540) million. PCL on loans of $(492) million decreased $1,170 million from a year ago, due to lower provisions in Personal & Commercial Banking, Capital Markets and Wealth Management. The PCL on loans ratio of (28) bps decreased 68 bps. The PCL on impaired loans ratio of 8 bps decreased 15 bps.

PCL on performing loans was $(638) million, compared to $280 million in the prior year, reflecting releases of provisions in Personal & Commercial Banking, Capital Markets and Wealth Management in the current quarter mainly driven by improvements in our credit quality and macroeconomic outlook as compared to provisions taken in the prior year due to the evolving impact of the COVID-19 pandemic.

PCL on impaired loans of $146 million decreased $252 million, mainly due to lower provisions in Personal & Commercial Banking. Provisions taken in Capital Markets and Wealth Management in the prior year as compared to recoveries in the current quarter also contributed to the decrease.

Q3 2021 vs. Q2 2021

PCL on loans of $(492) million decreased $409 million from last quarter, primarily due to lower provisions in Personal & Commercial Banking and Capital Markets. The PCL on loans ratio decreased 23 bps. The PCL on impaired loans ratio decreased 3 bps.

PCL on performing loans of $(638) million decreased $378 million, primarily reflecting higher releases of provisions in Capital Markets and Personal & Commercial Banking mainly driven by continued improvements in our credit quality and macroeconomic outlook.

PCL on impaired loans of $146 million decreased $31 million, primarily due to lower provisions in Personal & Commercial Banking, partially offset by lower recoveries in Capital Markets as compared to the prior quarter.

Allowance for credit losses (ACL)

ACL on loans of $4,867 million decreased 12% from last quarter and 20% from recent peak levels in Q4/2020. The ratio of ACL on loans and acceptances to total loans and acceptances was 67 bps, down 12 bps from last quarter and down 22 bps from recent peak levels in Q4/2020.

Digitally Enabled Relationship Bank

Digital usage continued to grow with 90-day Active Mobile users increasing 10% from a year ago to 5.4 million, and mobile sessions up 27% from a year ago to 111.6 million. Digital adoption increased to 56.4%, and self-serve transactions decreased 100 bps from last year but remained high at 93.5%.

Key Performance and Non-GAAP Measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income, ROE and Non-GAAP measures, including pre-provision, pre-tax earnings. ROE and pre-provision, pre-tax earnings do not have any standardized meanings under GAAP. We use ROE as a measure of return on total capital invested in our business. We use pre-provision, pre-tax earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of a credit cycle. We believe that certain Non-GAAP measures are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance.

Additional information about ROE and other key performance and Non-GAAP measures can be found under the Key performance and Non-GAAP measures section of our Q3 2021 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications, including statements by our President and Chief Executive Officer. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and the potential continued impacts of the coronavirus (COVID-19) pandemic on our business operations, and financial results, condition and objectives and on the global economy and financial market conditions. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the risk sections and Significant developments: COVID-19 section of our annual report for the fiscal year ended October 31, 2020 (the 2020 Annual Report) and the Risk management and Impact of COVID-19 pandemic sections of our Q3 2021 Report to Shareholders; including business and economic conditions, information technology and cyber risks, Canadian housing and household indebtedness, geopolitical uncertainty, privacy, data and third party related risks, regulatory changes, environmental and social risk (including climate change), and digital disruption and innovation, culture and conduct, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and the emergence of widespread health emergencies or public health crises such as pandemics and epidemics, including the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business operations, and financial results, condition and objectives.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Earnings Release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2020 Annual Report, as updated by the Economic, market and regulatory review and outlook and Impact of COVID-19 pandemic sections of our Q3 2021 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections and Significant developments: COVID-19 section of our 2020 Annual Report and the Risk management and Impact of COVID-19 pandemic sections of our Q3 2021 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q3 2021 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for August 25, 2021 at 8:00 a.m. (EDT) and will feature a presentation about our third quarter results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 7285593#). Please call between 7:50 a.m. and 7:55 a.m. (EDT).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EDT) from August 25, 2021 until November 30, 2021 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 8026879#).

Media Relations Contacts

Gillian McArdle, Senior Director, Communications, Group Risk Management and Finance, gillian.mcardle@rbccm.com, 416-842-4231

Fiona McLean, Director, Financial Communications, fiona.mclean@rbc.com, 437-778-3506

Investor Relations Contacts

Nadine Ahn, SVP Wholesale Finance and Investor Relations, nadine.ahn@rbccm.com, 416-974-3355

Asim Imran, Vice President, Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 416-955-2546

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 88,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.

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